UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 31, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the Second Quarter of 2025

Taipei, July 31, 2025 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited1 net revenues of NT$150,750 million for 2Q25, up by 7.5% year-over-year and up by 1.8% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$7,521 million, down from NT$7,778 million in 2Q24 and down from NT$7,554 million in 1Q25. Basic earnings per share for the quarter were NT$1.74 (or US$0.111 per ADS), compared to NT$1.80 for 2Q24 and NT$1.75 for 1Q25. Diluted earnings per share for the quarter were NT$1.70 (or US$0.109 per ADS), compared to NT$1.75 for 2Q24 and NT$1.64 for 1Q25.

RESULTS OF OPERATIONS

2Q25 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 49%, 11%, 39%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$125,063 million for the quarter, up from NT$123,260 million in 1Q25.

-	Raw material cost totaled NT$71,321 million for the quarter, representing 47% of the total net revenues.

-	Labor cost totaled NT$17,995 million for the quarter, representing 12% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$15,183 million for the quarter.

●	Gross margin increased by 0.2 percentage points to 17.0% in 2Q25 from 16.8% in 1Q25.

●	Operating margin was 6.8% in 2Q25, compared to 6.5% in 1Q25.

●	In terms of non-operating items:

-	Net interest expense was NT$1,203 million.

-	Net foreign exchange gain was NT$11,885 million, primarily attributable to the depreciation of the U.S. dollar against the New Taiwan dollar.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Net loss on valuation of financial assets and liabilities was NT$12,098 million.

-	Net gain on equity-method investments was NT$223 million.

-	Other net non-operating income was NT$255 million, primarily attributable to miscellaneous income.

Total non-operating expenses for the quarter were NT$938 million.

●	Income before tax was NT$9,255 million in 2Q25, compared to NT$9,810 million in 1Q25. We recorded income tax expenses of NT$1,576 million for the quarter, compared to NT$2,022 million in 1Q25.

●	Net income attributable to shareholders of the parent was NT$7,521 million in 2Q25, compared to NT$7,778 million in 2Q24 and NT$7,554 million in 1Q25.

●	Our total number of shares outstanding at the end of the quarter was 4,422,175,232, including treasury stock owned by our subsidiaries in 2Q25. Our 2Q25 basic earnings per share of NT$1.74 (or US$0.111 per ADS) were based on 4,332,918,727 weighted average number of shares outstanding in 2Q25. Our 2Q25 diluted earnings per share of NT$1.70 (or US$0.109 per ADS) were based on 4,395,186,708 weighted average number of shares outstanding in 2Q25.

2Q25 Results Highlights – ATM

●	Net revenues were NT$92,565 million for the quarter, up by 19.0% year-over-year and up by 6.8% sequentially.

●	Cost of revenues was NT$72,317 million for the quarter, up by 19.3% year-over-year and up by 7.8% sequentially.

-	Raw material cost totaled NT$26,338 million for the quarter, representing 29% of the total net revenues.

-	Labor cost totaled NT$14,606 million for the quarter, representing 16% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,822 million for the quarter.

●	Gross margin decreased by 0.7 percentage points to 21.9% in 2Q25 from 22.6% in 1Q25.

●	Operating margin was 9.5% in 2Q25, compared to 9.6% in 1Q25.

2Q25 Results Highlights – EMS

●	Net revenues were NT$58,770 million, down by 6.6% year-over-year and down by 5.7% sequentially.

●	Cost of revenues for the quarter was NT$53,221 million, down by 6.4% year-over-year and down by 6.2% sequentially.

-	Raw material cost totaled NT$45,277 million for the quarter, representing 77% of the total net revenues.

-	Labor cost totaled NT$3,283 million for the quarter, representing 6% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,110 million for the quarter.

●	Gross margin increased by 0.5 percentage points to 9.4% in 2Q25 from 8.9% in 1Q25.

●	Operating margin was 2.6% in both 2Q25 and 1Q25.

LIQUIdiTY AND CAPITAL RESOURCES

●	Equipment capital expenditures in 2Q25 totaled US$992 million, of which US$690 million was used in packaging operations, US$251 million in testing operations, US$49 million in EMS operations and US$2 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$355,299 million as of June 30, 2025.

●	Current ratio was 1.02 and net debt to equity ratio was 0.52 as of June 30, 2025.

●	Total number of employees was 100,450 as of June 30, 2025, compared to 96,436 as of March 31, 2025.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 43% of our total net revenues in 2Q25, compared to 44% in 1Q25. One customer accounted for more than 10% of our total net revenues in 2Q25.

●	Our top 10 customers contributed 60% of our total net revenues in 2Q25, compared to 61% in 1Q25.

●	Our customers that are integrated device manufacturers or IDMs accounted for 35% of our total net revenues in 2Q25, compared to 34% in 1Q25.

EMS Basis

●	Our five largest customers together accounted for approximately 65% of our total net revenues in 2Q25, compared to 68% in 1Q25. One customer accounted for more than 10% of our total net revenues in 2Q25.

●	Our top 10 customers contributed 71% of our total net revenues in 2Q25, compared to 74% in 1Q25.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20-F filed on March 27, 2025.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	2Q25	1Q25	2Q24
EBITDA[2] (NT$ million)	27,426	27,628	26,127

ATM Operations

	2Q25	1Q25	2Q24
Net Revenues (NT$ million)	92,565	88,668	77,813
Revenues by Application
Communication	46%	48%	49%
Computing	24%	22%	19%
Automotive, Consumer & Others	30%	30%	32%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	47%	46%	44%
Wirebonding	28%	28%	31%
Others	5%	6%	7%
Testing	18%	18%	16%
Material	2%	2%	2%
Capacity & EBITDA
Equipment CapEx (US$ million)	942	869	374
EBITDA[2] (NT$ million)	24,295	24,146	22,205
Number of Wirebonders	25,156	25,222	25,154
Number of Testers	6,797	6,686	5,676

EMS Operations

	2Q25	1Q25	2Q24
Net Revenues (NT$ million)	58,770	62,295	62,907
Revenues by Application
Communication	33%	33%	33%
Computing	11%	11%	11%
Consumer	30%	31%	29%
Industrial	14%	13%	13%
Automotive	10%	10%	11%
Others	2%	2%	3%
Capacity
Equipment CapEx (US$ million)	49	23	31

2 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2025	Mar. 31 2025	Jun. 30 2024 (Retrospectively Adjusted)	Jun. 30 2025	Jun. 30 2024 (Retrospectively Adjusted)
Net revenues
Packaging	73,659	68,411	62,834	142,070	122,292
Testing	16,612	16,004	12,623	32,616	24,725
EMS	58,374	61,860	62,853	120,234	122,179
Others	2,105	1,878	1,928	3,983	3,845
Total net revenues	150,750	148,153	140,238	298,903	273,041

Cost of revenues	(125,063)	(123,260)	(117,184)	(248,323)	(229,166)
Gross profit	25,687	24,893	23,054	50,580	43,875

Operating expenses
Research and development	(8,004)	(7,579)	(7,106)	(15,583)	(13,715)
Selling, general and administrative	(7,490)	(7,643)	(6,939)	(15,133)	(13,674)
Total operating expenses	(15,494)	(15,222)	(14,045)	(30,716)	(27,389)
Operating income	10,193	9,671	9,009	19,864	16,486

Net non-operating income and expenses
Interest expense - net	(1,203)	(1,256)	(1,158)	(2,459)	(2,265)
Foreign exchange gain (loss) - net	11,885	(1,675)	(1,420)	10,210	(4,639)
Gain (Loss) on valuation of financial assets and liabilities - net	(12,098)	2,873	2,664	(9,225)	6,762
Gain on equity-method investments - net	223	40	459	263	516
Others - net	255	157	551	412	1,057
Total non-operating income and expenses	(938)	139	1,096	(799)	1,431
Income before tax	9,255	9,810	10,105	19,065	17,917

Income tax expense	(1,576)	(2,022)	(1,950)	(3,598)	(3,843)
Income from operations and before non-controlling interests	7,679	7,788	8,155	15,467	14,074
Non-controlling interests	(158)	(234)	(377)	(392)	(636)

Net income attributable to shareholders of the parent	7,521	7,554	7,778	15,075	13,438

Per share data:
Earnings per share
– Basic	NT$1.74	NT$1.75	NT$1.80	NT$3.48	NT$3.11
– Diluted	NT$1.70	NT$1.64	NT$1.75	NT$3.34	NT$3.01

Earnings per equivalent ADS
– Basic	US$0.111	US$0.106	US$0.112	US$0.218	US$0.196
– Diluted	US$0.109	US$0.100	US$0.109	US$0.209	US$0.190

Number of weighted average shares used in diluted EPS calculation ( in thousand shares)	4,395,187	4,410,238	4,383,325	4,406,107	4,376,301

FX (NTD/USD)	31.18	32.79	32.23	31.99	31.77

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2025	Mar. 31 2025	Jun. 30 2024	Jun. 30 2025	Jun. 30 2024
Net revenues:
Packaging	74,440	69,360	63,838	143,800	124,226
Testing	16,612	16,004	12,623	32,616	24,725
Direct Material	1,431	1,219	1,264	2,650	2,602
Others	82	85	88	167	168
Total net revenues	92,565	86,668	77,813	179,233	151,721

Cost of revenues	(72,317)	(67,057)	(60,612)	(139,374)	(118,963)
Gross profit	20,248	19,611	17,201	39,859	32,758

Operating expenses:
Research and development	(6,320)	(6,043)	(5,483)	(12,363)	(10,618)
Selling, general and administrative	(5,111)	(5,233)	(4,464)	(10,344)	(8,809)
Total operating expenses	(11,431)	(11,276)	(9,947)	(22,707)	(19,427)
Operating income	8,817	8,335	7,254	17,152	13,331

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2025	Mar. 31 2025	Jun. 30 2024 (Retrospectively Adjusted)	Jun. 30 2025	Jun. 30 2024 (Retrospectively Adjusted)

Net revenues	58,770	62,295	62,907	121,065	122,272

Cost of revenues	(53,221)	(56,767)	(56,882)	(109,988)	(110,795)
Gross profit	5,549	5,528	6,025	11,077	11,477

Operating expenses
Research and development	(1,723)	(1,580)	(1,668)	(3,303)	(3,201)
Selling, general and administrative	(2,313)	(2,340)	(2,415)	(4,653)	(4,724)
Total operating expenses	(4,036)	(3,920)	(4,083)	(7,956)	(7,925)
Operating income	1,513	1,608	1,942	3,121	3,552

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Jun. 30, 2025	As of Mar. 31, 2025
Current assets
Cash and cash equivalents	72,785	77,100
Financial assets – current	4,118	16,435
Trade receivables	103,101	109,717
Inventories	57,058	59,858
Others	16,933	15,542
Total current assets	253,995	278,652

Financial assets - non-current & investments - equity -method	38,409	41,428
Property, plant and equipment	364,849	342,056
Right-of-use assets	11,721	11,754
Intangible assets	65,610	66,955
Others	30,591	33,332
Total assets	765,175	774,177

Current liabilities
Short-term borrowings[3]	40,369	55,485
Long-term debts - current portion	12,930	20,774
Trade payables	70,518	74,382
Others	125,153	117,101
Total current liabilities	248,970	267,742

Bonds payable	16,668	21,066
Long-term borrowings[3]	162,326	126,708
Other liabilities	22,276	23,638
Total liabilities	450,240	439,154

Equity attributable to shareholders of the parent	293,770	311,522
Non-controlling interests	21,165	23,501
Total liabilities & shareholders’ equity	765,175	774,177

Current ratio	1.02	1.04
Net debt to equity ratio	0.52	0.41

3 Borrowings include bank loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2025	Mar. 31 2025	Jun. 30 2024	Jun. 30 2025	Jun. 30 2024
			(Retrospectively Adjusted)		(Retrospectively Adjusted)
Cash Flows from Operating Activities:
Profit before income tax	9,255	9,810	10,105	19,065	17,917
Depreciation & amortization	16,531	16,092	14,813	32,623	29,412
Other operating activities items	11,059	(5,929)	(8,132)	5,130	(13,849)
Net cash generated from operating activities	36,845	19,973	16,786	56,818	33,480
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(43,104)	(36,349)	(14,786)	(79,453)	(27,299)
Other investment activities items	(469)	(1,212)	304	(1,681)	(2,690)
Net cash used in investing activities	(43,573)	(37,561)	(14,482)	(81,134)	(29,989)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) borrowings and bonds	22,159	16,149	(12,330)	38,308	(12,470)
Other financing activities items	(662)	262	(1,093)	(400)	(1,126)
Net cash generated from (used in) financing activities	21,497	16,411	(13,423)	37,908	(13,596)
Foreign currency exchange effect	(19,084)	1,784	2,187	(17,300)	8,994
Net increase (decrease) in cash and cash equivalents	(4,315)	607	(8,932)	(3,708)	(1,111)
Cash and cash equivalents at the beginning of period	77,100	76,493	75,105	76,493	67,284
Cash and cash equivalents at the end of period	72,785	77,100	66,173	72,785	66,173